600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Melinda Brunger 713.220.4305 Phone 713.238.7235 Fax mbrunger@andrewskurth.com
June 10, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall

Re:	Weatherford International Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010, as amended April 30, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 3, 2010
File No. 1-34258
Ladies and Gentlemen:
     Weatherford International Ltd. has received the Staff’s comment letter, dated May 28, 2010, with respect to the above referenced filings of the company. Based upon the nature of the comments, the Company estimates that it will need more time to prepare its response. Accordingly, on behalf of the Company, as previously discussed with the Staff, we respectfully request an extension of the ten business day period for preparation and filing of a response. The Company will submit a response to the Staff’s comment letter on or before June 18, 2010.
     Your consideration of this request is appreciated. Please do not hesitate to contact the undersigned at (713) 220-4305 with any comments or questions regarding this letter.

Very truly yours,
/s/ Melinda Brunger
Melinda Brunger

cc:	Andrew P. Becnel, Weatherford International Ltd. Robert V. Jewell, Andrews Kurth LLP

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